Exhibit 99.3

CALCULATION OF CONSOLIDATED RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six months ended June 30, 2002	Year ended December 31,
		2001	2000	1999	1998	1997
Earnings:
Income before taxes	$5,379,329	$3,725,937	$1,639,087	$325,828	$130,101	$(329,388)
Interest expense	8,478,212	16,621,429	9,016,437	3,561,247	1,764,647	249,433

Total	$13,857,541	$20,347,366	$10,655,524	$3,887,075	$1,894,748	$(79,955)

Fixed charges:
Interest expense	8,478,212	16,621,429	9,016,437	3,561,247	1,764,647	249,433
Preferred stock dividends	245,627	—	—	—	—	—

Total	$8,723,839	$16,621,429	$9,016,437	$3,561,247	$1,764,647	249,433

Earnings/fixed charges (including interest on deposits)	158.85%	122.42%	118.18%	109.15%	107.37%	(32.05)%
Interest on deposits	$7,618,458	$15,281,358	$8,795,951	$3,444,426	$1,673,831	$228,345
Earnings/fixed charges (excluding interest on deposits)	564.43%	378.04%	843.40%	378.91%	243.26%	(1,461.97)%